Mail Stop 4561

July 3, 2008

Jeffrey E. Smith
Chief Executive Officer
PDI, Inc.
Saddle River Executive Centre
1 Route 17 South
Saddle River, NJ 07458

> **Re:** **PDI, Inc.**
> **Form 10-K For the Fiscal Year Ended December 31, 2007**
> **Filed March 13, 2008**
>
> **Form 10-Q For the Quarterly Period Ended March 31, 2008**
> **Filed May 9, 2008**
>
> **Definitive Proxy Statement on Schedule DEF14A**
> **Filed April 28, 2008**
>
> **Form 8-K**
> **Filed June 26, 2008**
> **File No. 333-46321**

Dear Mr. Smith:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended December 31, 2007

Business, page 5

1.	Because you appear to be substantially dependent on your customer relationships that accounted for 37.9% of your revenues for the fiscal year, please advise if you considered naming these customers, providing a description of your contractual arrangements with them, and filing your agreements with them as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Management's Discussion and Analysis, page 20

Overview

2.	Please note that the purpose of this subsection is to provide investors with an understanding of the matters with which management is concerned primarily in evaluating PDI's financial condition and operating results. Notwithstanding your disclosure in the risk factors section and in Management's Discussion and Analysis on page 26, it appears investors would benefit from an enhanced discussion of the ongoing and significant loss of your key customer base and the steep decline in revenue that you are experiencing as a result. Please enhance your discussion to provide a balanced executive-level perspective of the key economic or industry-wide factors relevant that are contributing to the company's current economic and strategic position and provide critical insight into the challenges, risks and opportunities that concern management and discuss any actions being taken to address them. Please refer to SEC Release No. 33-8350 (December 29, 2003) and Item 303 of Regulation S-K.

Item 9A. Controls and Procedures, page 37

3.	We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. Refer also to the Form 10-Q for the quarterly period ended March 31, 2008.

Consolidated Balance Sheet, page F-3

4. Tell us the nature of amounts included in the accrued incentives line item and identify the accounting literature upon which the accrual is based.

5. Provide a summary of the significant items classified in your other accrued liabilities account. Tell us your consideration of Rule 5-02.20 of Regulation S-X in presenting other accrued liabilities on an aggregate basis.

Note 1 – Nature of Business and Significant Accounting Policies

Revenue Recognition and Associated Costs, pages F-10 and F-11

6. Clarify whether revenue from incentive fees and performance based contracts represent the same, or different, revenue streams.

7. We note that many of your product detailing contracts allow for additional periodic incentive fees to be earned if certain performance benchmarks are achieved and that you recognize revenue from incentive fees in the period earned. Tell us how you define "earned" and confirm that your recognition of these contingent fees complies with the guidance set forth in SAB Topic 13(A)(4)(c).

8. With regard to arrangements in which you receive a specific contract payment from a customer expressly for compensation related to recruiting, hiring and training services, tell us what consideration you have given to whether the entire arrangement fee is subject to the guidance in EITF 00-21. In responding, identify the deliverables included in these arrangements, how you determined that the allocation of this specific fee to these specific services was appropriate, and the pattern for the recognition of the remaining consideration received in the arrangement.

Note 3 - Investments in Marketable Securities, page F-14

9. We note that you have classified certain investments as held-to-maturity investments. Tell us how your disclosures comply with paragraphs 19 to 20 of SFAS 115. Explain why you do not show contractual maturities based on investment type instead of on an aggregated basis. You disclose that the weighted average maturity of certain investments was 17.6 months, however, you disclose that those investments had a weighted average maturity of 21.4 months in your March 31, 2008 Form 10-Q. Please explain why this average increased while the amounts classified as long-term assets did not change significantly.

10. Explain why some of the investments classified as held-to-maturity are classified as short-term investments and some are classified as other current assets. That is,

indicate why the amounts classified within current assets are being "split" into two captions.

11.   We note that you sold and purchased investments during the year as is shown on your statements of cash flows. Tell us your consideration of the disclosure requirements of paragraph 21 of SFAS 115. Explain why you have presented the investment activity on a net basis instead of on a gross basis. See paragraphs 11 to 13 of SFAS 95.

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Form 10-Q For the Quarterly Period Ended March 31, 2008

Note 2 – Summary of Significant Accounting Policies:

Fair Value of Financial Instruments, page 6

13.   Explain why you do not include the fair value for the marketable securities classified as "held-to-maturity". See paragraph 10 of SFAS 107. Tell us the method and assumptions used to determine the fair value for these marketable securities. We note that you disclose in Note 7 that the adoption of SFAS 157 was limited to available-for-sale securities. Explain why these measurements do not apply to your fair value disclosures under SFAS 107. See paragraphs 2 and 5 and appendix D of SFAS 157.

Definitive Proxy Statement on Schedule 14A

Filed April 28, 2008

Compensation Discussion and Analysis

14.   Please describe in more detail the role of the Chief Executive Officer and the Vice President of Human Resources in PDI's compensation processes and their input during the crafting of compensation packages. You disclose on page 13 that the CEO and the VP of Human Resources attend Compensation Committee Meetings by invitation in order to provide additional insight, suggestions or recommendations. Please elaborate.

15.   Given that it appears that you engage in some benchmarking of the compensation of your named executive officers, we would expect to see disclosure addressing how you target each element of compensation against the comparator companies. Please specify how each element of compensation relates to the data you have analyzed from the comparator companies and include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Jeffrey E. Smith
PDI, Inc.
July 3, 2008
Page 6

      You may contact Tamara Tangen, Senior Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jay Ingram, Senior Staff Attorney, at (202) 551-3397or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3730.

      Sincerely,

      Stephen G. Krikorian
      Accounting Branch Chief